Exhibit (a)(5)(C)

Hisamitsu Pharmaceutical Co., Inc.

Media Contacts:	Shinichiro Takao Executive Officer, Corporate Strategic Planning Division Hisamitsu Pharmaceutical Co., Inc.	Christopher M. Hayden Senior Managing Director Georgeson Inc.
	Phone: +81-3-5293-1713	Phone: 212-440-9850
	E-mail: Shinichiro_Takao@hisamitsu.co.jp	Email: chayden@georgeson.com

FOR IMMEDIATE RELEASE

Hisamitsu Pharmaceutical Co., Inc. Begins Tender Offer for All Outstanding Shares of Noven Pharmaceuticals, Inc.

Tosu, Saga Japan (July 23, 2009) — Hisamitsu Pharmaceutical Co., Inc. (TSE: 4530), Hisamitsu U.S., Inc. and Northstar Merger Sub, Inc., today commenced the cash tender offer to purchase all outstanding shares of common stock of Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) contemplated by the Agreement and Plan of Merger executed and publicly announced on July 14, 2009.

Upon the successful closing of the tender offer, shareholders of Noven will receive $16.50 in cash for each share of Noven common stock tendered in the offer, without interest and less any required withholding taxes. The companies expect that Noven will continue as a standalone business unit, operating at its current locations in Miami and New York with its existing work force.

Today, Hisamitsu is filing with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO that provides the terms of the tender offer. Noven is also filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Noven’s board of directors that Noven shareholders accept the tender offer and tender their shares to Hisamitsu. As previously disclosed, the board of directors of both Noven and Hisamitsu have unanimously approved the transaction.

The tender offer will expire at 12:00 midnight New York Time, on August 19, 2009, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Noven’s common stock on a fully diluted basis. The closing is also conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

The Depository for the tender offer is American Stock Transfer and Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Information Agent for the tender offer is Georgeson, Inc., 199 Water Street, 26th floor, New York, NY 10038.

About Hisamitsu

Hisamitsu Pharmaceutical Co., Inc. is a leading pharmaceutical company that develops and markets prescription and over-the-counter (“OTC”) pharmaceutical products using transdermal delivery systems technology. Its leading product in prescription pharmaceuticals is Mohrus® series, ketoprofen patch for pain, and its leading brand in the OTC business is “Salonpas®”. The company was founded in 1847 and is located in Saga, Japan. Additional information is available through its corporate website, http://www.hisamitsu.co.jp.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Noven. Hisamitsu has filed a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Noven shareholders. Noven has filed with the SEC, and will mail to Noven shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Noven are urged to read them carefully when they become available.

These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (888) 897-6012.

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